Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended

Filer: Brookline Bancorp, Inc.

Subject Company: Bancorp Rhode Island, Inc.

Exchange Act File Number of
Subject Company: 001-16101

The following is a press release of Brookline Bancorp, Inc. (“Brookline”) announcing an extension of the election deadline in connection with the proposed merger of Bancorp Rhode Island, Inc. with and into Brookline.

Brookline Bancorp, Inc. Announces Extension of Election Deadline
for Bancorp Rhode Island Shareholders

November 18, 2011—BROOKLINE, Mass.—Brookline Bancorp, Inc. (“Brookline”) (NASDAQ: BRKL) today announced that the deadline for shareholders of Bancorp Rhode Island, Inc. (“Bancorp Rhode Island”) (NASDAQ: BARI) to elect the form of consideration that they wish to receive in Brookline’s pending merger with Bancorp Rhode Island has been extended to 5:00 p.m. on Friday, December 2, 2011.  As with the prior extensions of the election deadline, this extension is intended to reduce the potential time between the election deadline and the effective date of the merger.  The merger is expected to be completed in the fourth quarter of 2011, subject to receipt of the remaining regulatory approvals required to complete the transaction and the satisfaction of other customary closing conditions.

Any Bancorp Rhode Island shareholder who has previously submitted an Election Form and Letter of Transmittal will have the opportunity to change his or her election by submitting a new Election Form and Letter of Transmittal prior to the new deadline.  If a shareholder does not wish to change a previously submitted election, no action needs to be taken.  Shareholders with questions regarding the election materials or who wish to obtain copies of the election materials should contact Phoenix Advisory Partners, the information agent, at (877) 478-5038.

About Brookline Bancorp, Inc.

Brookline Bancorp, Inc., headquartered in Brookline, MA, operates as the bank holding company for Brookline Bank and The First National Bank of Ipswich.  A full-service financial institution founded in 1871, Brookline Bank provides individuals and small to mid-sized businesses with deposit and lending services, residential mortgages and home equity lending, commercial and commercial real estate lending, cash management, merchant services, and access to investment services.  For more information, go to www.brooklinebank.com.

Forward-Looking Statements

This press release contains statements about future events that constitute forward-looking statements.  Projections about future events are subject to risks and uncertainties that could cause actual results to differ materially.  Factors that could cause such differences include, but are not limited to, general economic conditions, changes in interest rates, regulatory considerations, competition, failure to satisfy the conditions necessary to complete the proposed acquisition of Bancorp Rhode Island in a timely manner or at all, business disruptions due to the pendency of the transaction, and difficulties related to the integration of the businesses following the merger.  For additional factors that may affect future results, please see the filings made by Brookline with the Securities and Exchange Commission, including Brookline’s Annual Report on Form 10-K (as amended) for the year ended December 31, 2010, as supplemented by its Quarterly Reports on Form 10-Q.  Brookline undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

Additional Information About this Transaction

In connection with the proposed merger, Brookline has filed relevant documents with the SEC, including a registration statement on Form S-4 that included a proxy statement/prospectus dated July 29, 2011.  The proxy statement/prospectus was mailed to Bancorp Rhode Island shareholders on or about August 5, 2011. Investors are urged to read the proxy statement/prospectus and the other relevant materials, including any amendments or supplements to those documents, because they contain or will contain important information.  The proxy statement/prospectus and other relevant materials filed by Brookline or Bancorp Rhode Island with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, investors may obtain free copies of the documents by directing a written request to Michael W. McCurdy, Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.